Exhibit 107

CALCULATION OF REGISTRATION FILING FEE

Schedule TO-I (Form Type)

PureTech Health plc

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate (per million)	Amount of Filing Fee(2)

Fees to Be Paid	$100,000,000	$147.60	$14,760.00

Fees Previously Paid	—		—

Total Transaction Valuation	$100,000,000

Total Fees Due for Filing			$14,760.00

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$14,760.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash a maximum of approximately $100 million, in value, of ordinary shares, par value £0.01 per share (the “Ordinary Shares”), of PureTech Health plc, at a price of 250 pence per Ordinary Share.

(2)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.